SNET                                        News Release
                                            227 Church Street
                                            New Haven,Connecticut 06510




                                       January 27, 1998




For more information
Analysts contact:                Jim Magrone
                                 (203) 771-4662







      SNET ANNOUNCES BASIC EPS IS $0.79 FOR THE FOURTH QUARTER; BASIC
             EPS FOR 1997 IS $2.99 BEFORE EXTRAORDINARY CHARGE


Southern New England Telecommunications Corporation (SNET) -

- (NYSE: SNG) -- announced today that fourth quarter net

income was $52.3 million or $0.79 per common share for basic earnings compared with last year's fourth quarter net income of $44.3 million or $0.68 for basic earnings per common

share.



Daniel J. Miglio, SNET's chairman and chief executive

officer, said, "Fourth quarter earnings were solid

especially in view of increased competition and the

significant impacts of regulatory decisions."



Regulatory impacts, principally from an FCC-ordered access-

charge reduction and requirements of the Federal

Telecommunications Act totaled $17 million in the quarter.

In addition, quarterly figures include $4.8 million for Year

2000 expenses.  The company's interstate/international long-

distance business continues to grow and now serves 41

percent of the Connecticut market.  Margins in the wireless

business increased from 15 percent to 28 percent.  Average

market share for SNET americast, the company's cable-TV

business, is about 20 percent for the towns served, ranging

to well over 40 percent.  Our Internet access service has

doubled in size to close 1997 with over 85,000 customers.



Mr. Miglio added, "We are very enthusiastic about our

planned merger with SBC Communications.  SBC, as the world's most admired global telecommunications company, is an ideal

match that will maximize SNET's significant local strengths

and assure our long-term success.  That makes the merger

good for our shareowners, customers, employees and retirees.

It will put us in the best possible position to serve

Connecticut's communications needs for the next century,

enhancing our ability to deliver excellent customer service

and an increasing array of exciting new products."



Revenues



Consolidated revenues and sales for the fourth quarter were

up 7.4 percent to $528.3 million.  Wireline revenues rose

9.5 percent to $438.5 million.  Revenues from SNET's

interstate/international long-distance business jumped 35.5

percent, fueled by a 24 percent increase in the number of

customers.  Local-service revenues increased 4.5 percent, as a result of strong access-line growth during the quarter.

Growth in minutes of use led a rise in network-access

revenues, which were up 15.2 percent.  In-state toll

revenues decreased 8.4 percent, reflecting the full impact

of equal-access competition.



Wireless revenues were up 1.5 percent to $59.6 million,

reflecting growth in the customer base offset by a

decline in roaming rates.



Information and Entertainment revenues grew 5.0 percent

to $48.4 million, reflecting the increase in Internet

access customers and the company's cable-TV business,

which began operating in 1997.



Expenses



Consolidated operating and maintenance expenses for the

fourth quarter were up 5.1 percent to $314.4 million.



     Wireline expenses rose $4.2 million, reflecting a

     $6.5 million increase to support growth in SNET's

     interstate/international long-distance business.

     This was offset by reductions in the base telephony

     business.



     Wireless expenses dropped 9.3 percent or $4.6

     million primarily because of lower distributor

     payments and successful fraud reduction programs.



     Information and Entertainment expenses rose 34.1

     percent or $7.1 million mostly to support the SNET

     americast rollout and, to a lesser extent, to

     support the continuing growth in SNET Internet.



Depreciation and amortization expenses were up 8.8

percent or $7.9 million for the fourth quarter due to

higher levels of property, plant and equipment.

Interest expense was up 3.7 percent or $0.8 million.



1997 Results



Net income for 1997 was $193.8 million, and basic earnings

per share were $2.93 compared with last year's net income of

$192.8 million or basic earnings per share of $ 2.95.  The

figures for 1997 include a first-quarter, extraordinary

after-tax charge of $3.7 million or $0.06 per share

resulting from the early redemption of debt.  Income before

the extraordinary charge was $197.5 million or $2.99 per

share.



Earnings in 1997 reflect the absorption of approximately $33 million from regulatory actions and $14 million for Year

2000 expenses.



1997 Revenues



Consolidated revenues and sales for 1997 were up 4.1 percent to $2,022.3 million.  Wireline revenues rose 6.0 percent to

$1,665.7 million.  They were boosted by a 40.4 percent sales increase from the company's interstate/international long-

distance business where the customer base grew 24 percent.

Access-line growth continued to be strong, up 5.7 percent, a figure that was augmented by the addition of 21,420 access

lines from SNET's acquisition of Woodbury Telephone.  This,

along with higher revenues from vertical telephone services

like caller ID, call blocking and missed-call dialing drove

the 4.2 percent rise in local-service revenues.  Interstate

and in-state minutes of use led the increase in network-

access revenues, which were up 10.6 percent.  In-state toll

revenues declined 15.2 percent, reflecting the full annual

impact of equal-access competition and competitive

discounting.



Wireless revenues were up 3.7 percent to $227.4 million.

An increase of 16.6 percent in the customer base was

largely offset by a decline in roaming rates.



Information and Entertainment revenues grew 2.8 percent

to $189.4 million, primarily because of the company's

thriving Internet access business.



1997 Expenses



Consolidated operating and maintenance expenses for 1997

were up 3.8 percent to $1,192.6 million.



     Wireline expenses rose 5.6 percent or $53.8

     million.  The majority of the increase bolstered

     the strong growth in SNET's interstate/international

     long-distance business.



     Wireless expenses dropped 12.1 percent or $22.3

     million because of lower distributor payments and

     successful programs to reduce fraud and bad debt.



     Information and Entertainment expenses rose 33.6

     percent or $24.8 million largely to support the

     rollout of SNET americast and also to further the

     expansion of SNET Internet Access service.



Depreciation and amortization expenses were up 6.5

percent for the year because of higher levels of

property, plant and equipment.  Interest expense was up

1.2 percent or $1.1 million.



SNET adopted Statement of Financial Accounting Standards

Number 128, "Earnings per Share," effective December 31,

1997.  This statement established a new standard for the

calculation and presentation of earnings per share

information.  Under the previous standard, SNET was only

required to present primary earnings per share.  Under the

new standard, SNET is required to present basic earnings per share (which is based on the number of actual common shares

outstanding) and diluted earnings per share (which takes

into account the effects of stock options).



Previously reported 1996 primary earnings per share were

$0.67 and $2.94 for the quarter and year respectively.

Fourth quarter 1997 diluted earnings per share were $0.78.

Diluted 1997 earnings per share were $2.98 before the

extraordinary charge and were $2.92 after the charge.



SNET is the leading information, communications and

entertainment company in Connecticut, offering a full

range of wireline products including SNET All Distance[R]

service as well as wireless voice and data services,

Internet access and cable TV.  The company is building I-SNET[R],

a statewide broadband information superhighway.

In the latest J.D. Power national customer satisfaction

survey, SNET was ranked the number-one, long-distance

company in America among mainstream users.

                            -##-


                            SNET
         Preliminary Summary of Consolidated Results
        For the Three Months Ended December 31, 1997
       (Dollars in Millions Except Per Share Amounts)


                                           (Unaudited)
                                      For the 3 Months Ended     Percent
                                           December 31,          Change
                                          1997      1996
INCOME STATEMENT
Revenues and Sales                      $528.3     $491.9         7.4%
Costs and Expenses:
 Operating and maintenance               314.4      299.1         5.1%
 Depreciation
  and amortization                        98.1       90.2         8.8%
 Taxes other than income                  12.4       13.2        (6.1%)
  Total Costs and Expenses               424.9      402.5         5.6%
Operating Income                         103.4       89.4        15.7%
Interest expense                          22.3       21.5         3.7%
Other income, net                          2.6         .7
Income Before Income Taxes                83.7       68.6        22.0%
Income taxes                              31.4       24.3        29.2%
Net Income                               $52.3      $44.3        18.1%

Weighted Average Basic Common Shares
 Outstanding (thousands)*               66,585     65,638         1.4%

Weighted Average Diluted Common Shares
 Outstanding (thousands)*               66,959     65,735         1.9%

Basic Earnings per common share*         $0.79      $0.68        16.2%

Diluted Earnings per common
 share*                                  $0.78      $0.67        16.4%

STATISTICS
Access Lines in Service
   (thousands)                           2,286      2,163         5.7%
Interstate Minutes of Use
   (millions)                            2,093      2,016         3.8%



* Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all potential common shares outstanding during the period.
As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.



                                SNET
            Preliminary Summary of Consolidated Results
            For the Twelve Months Ended December 31, 1997
           (Dollars in Millions Except Per Share Amounts)


                                            (Unaudited)
                                       For the 12 Months Ended    Percent
                                            December 31,           Change
                                           1997      1996
INCOME STATEMENT
Revenues and Sales                     $2,022.3   $1,941.9          4.1%
Costs and Expenses:
 Operating and maintenance              1,192.6    1,149.0          3.8%
 Depreciation
  and amortization                        379.1      356.1          6.5%
 Taxes other than income                   53.1       54.6         (2.7%)
  Total Costs and Expenses              1,624.8    1,559.7          4.2%
Operating Income                          397.5      382.2          4.0%
Interest expense                           89.8       88.7          1.2%
Other income, net                           8.3        6.9         20.3%
Income Before Income Taxes                316.0      300.4          5.2%
Income taxes                              118.5      107.6         10.1%
Income Before
  Extraordinary Charge                    197.5      192.8          2.4%
Extraordinary Charge,
  Net of Tax                               (3.7)        -
Net Income                               $193.8     $192.8           .5%





                                    SNET
                Preliminary Summary of Consolidated Results
               For the Twelve Months Ended December 31, 1997
               (Dollars in Millions Except Per Share Amounts)


                                           (Unaudited)
                                     For the 12 Months Ended    Percent
                                           December 31,          Change
                                         1997      1996



Weighted Average Basic Common Shares
 Outstanding (thousands)*              66,156     65,437         1.1%

Weighted Average Diluted Common Shares
 Outstanding (thousands)*              66,322     65,604         1.1%


BASIC EARNINGS PER COMMON SHARE*
Income Before
  Extraordinary Charge                  $2.99      $2.95         1.4%
Extraordinary Charge,
  Net of Tax                            (0.06)        -
Net Income                              $2.93      $2.95         (.7%)

DILUTED EARNINGS PER COMMON SHARE*
Income Before
  Extraordinary Charge                  $2.98      $2.94         1.4%
Extraordinary Charge,
  Net of Tax                            (0.06)        -
Net Income                              $2.92      $2.94         (.7%)


STATISTICS
Access Lines in Service
   (thousands)                          2,286      2,163         5.7%
Interstate Minutes of Use
   (millions)                           8,291      7,906         4.9%


* Effective December 31, 1997, SNET adopted Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share." Under SFAS No. 128, basic earnings per common share is computed by dividing income by the weighted average number of common shares outstanding during the period. In order to compute diluted earnings per share, the weighted average number of common shares is increased by the effect of all dilutive common shares outstanding during the period.
As required by SFAS No.128, all periods presented have been restated to conform to the provisions of the new standard.